03012349

CW

T413

SEC RECEIVED
MAR - 3 2003
181
WASH, D.C. PROCESSING SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~42135~~

42135

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gartmore Distribution Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

~~1200 River Road~~
(No. and Street)

Conshohocken	PA	19428
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Policarpo 484-530-1465
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

1601 Market Street	Philadelphia	PA	19103-7279
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB ...

OATH OR AFFIRMATION

I, Thomas M. Sipp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gartmore Distribution Services, Inc., as of ~~December 31~~, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Notarial Seal
Leslie A. Powers, Notary Public
Whitemarsh Twp., Montgomery County
My Commission Expires June 3, 2006
Member, Pennsylvania Association Of Notaries

Signature

CFO
Title

Leslie A. Powers
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OFFICER AFFIRMATION

Gartmore Distribution Services, Inc.
(Company Name)

The attached audited financial statement reflects the financial condition of Gartmore Distribution Services Inc. ("the company") as of December 31, 2002, and is true and correct to the best of my knowledge and belief. Neither the company nor any partner, officer or director of the company has any proprietary interest in any account classified as that of a customer.

Signature

CFO
Name and Title

Subscribed to and sworn before me this 25 day of February, 2003

Leslie A Powers
Notary Public

Notarial Seal
Leslie A. Powers, Notary Public
Whitemarsh Twp., Montgomery County
My Commission Expires June 3, 2006
Member, Pennsylvania Association Of Notaries

My commission expires: June 03 2006

1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report on Internal Controls Required by SEC Rule 17a-5(g)

The Board of Directors
Gartmore Distribution Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Gartmore Distribution Services, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 31, 2003

KPMG

1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

The Board of Directors
Gartmore Distribution Services, Inc.:

We have audited the accompanying statement of financial condition of Gartmore Distribution Services, Inc. (a wholly owned subsidiary of Gartmore SA Capital Trust) as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gartmore Distribution Services, Inc. (a wholly owned subsidiary of Gartmore SA Capital Trust) as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 31, 2003

GARTMORE DISTRIBUTION SERVICES, INC.

(A Wholly Owned Subsidiary of Gartmore SA Capital Trust)

Statement of Financial Condition

December 31, 2002

Assets		
Cash and cash equivalents	$	1,955,410
Fee-related receivables		579,423
Deferred sales commissions, net		626,395
Prepaid expenses		65,379
Deferred income tax asset		38,238
Total assets	$	3,264,845
Liabilities and Stockholder's Equity		
Liabilities:		
Fees payable to other broker-dealers	$	358,386
Accounts payable and other accrued expenses		143,300
Payable to affiliates		309,797
Federal income tax payable to parent		12,259
Total liabilities		823,742
Stockholder's equity:		
Common stock, no par value, $1 stated value; authorized 500,000 shares; issued and outstanding 10,000 shares		10,000
Additional paid-in capital		2,144,692
Retained earnings		286,411
Total stockholder's equity		2,441,103
Total liabilities and stockholder's equity	$	3,264,845

See accompanying notes to financial statements.

GARTMORE DISTRIBUTION SERVICES, INC.
(A Wholly Owned Subsidiary of Gartmore SA Capital Trust)

Statement of Operations

Year ended December 31, 2002

Revenues:		
Sales charges	$	1,488,075
Interest		7,534
Other		2,209
Total revenues		1,497,818
Expenses:		
Sales commissions to other broker-dealers		588,973
Agency sales fee to affiliate		123,106
Licenses and fees		70,156
Professional fees		33,043
Other operating expenses		60,276
Total expenses		875,554
Income before income tax expense		622,264
Income tax expense (note 4)		255,142
Net income	$	367,122

See accompanying notes to financial statements.

GARTMORE DISTRIBUTION SERVICES, INC.
(A Wholly Owned Subsidiary of Gartmore SA Capital Trust)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2002

		Common stock	Additional paid-in capital	(Accumulated deficit)/ retained earnings	Total
Balance at December 31, 2001	$	10,000	290,000	(80,711)	219,289
Capital contribution from Parent (note 2)		—	1,854,692	—	1,854,692
Net income		—	—	367,122	367,122
Balance at December 31, 2002	$	10,000	2,144,692	286,411	2,441,103

See accompanying notes to financial statements.

GARTMORE DISTRIBUTION SERVICES, INC.
(A Wholly Owned Subsidiary of Gartmore SA Capital Trust)

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities:		
Net income	$	367,122
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in fee-related receivables		(494,267)
Decrease in deferred sales commissions, net		116,158
Increase in prepaid expenses		(65,379)
Increase in deferred income tax asset		(38,238)
Increase in fees payable to other brokers-dealers		358,386
Increase in accounts payable and other accrued expenses		133,300
Increase in payable to affiliates		266,635
Increase in federal income tax payable to Parent		54,324
Net cash provided by operating activities		698,041
Cash flows from financing activities:		
Cash contributed by Parent		1,026,983
Net cash provided by financing activities		1,026,983
Net increase in cash and cash equivalents		1,725,024
Cash and cash equivalents at beginning of year		230,386
Cash and cash equivalents at end of year	$	1,955,410
Supplemental disclosure of cash flow information:		
Cash paid to Parent during the year for taxes	$	210,421
Noncash transactions:		
Receipt of net assets related to the retail broker-dealer contributed to the Company by its parent:		
Assets contributed	$	854,692
Less liabilities assumed		—
Net assets contributed		854,692
Less cash balances contributed		(26,983)
Net nonmonetary assets contributed	$	827,709

See accompanying notes to financial statements.

(1) Description of Business

Gartmore Distribution Services, Inc. (the Company) is organized under the laws of the state of Delaware and is a wholly owned subsidiary of Gartmore SA Capital Trust (Parent). The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 and is also a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation. Additionally, the Company is currently registered to conduct business in all 50 of the United States of America, plus the District of Columbia and Puerto Rico. The Company provides distribution services to the Gartmore Family of Mutual Funds, which is comprised of 67 mutual funds and over $14.5 billion in assets under management as of December 31, 2002.

(2) Significant Transactions

Effective October 1, 2002, the Company assumed the contractual obligations as the principal underwriter of the Gartmore Family of Mutual Funds. Prior to October 1, 2002, the underwriter function was performed by an affiliate of the Company. As part of the transaction, net assets of $854,692 were contributed to the Company from its Parent. The net assets consisted of deferred sales commissions that were previously financed by an affiliate of the Company, but as of October 1, 2002 have become the function of Gartmore Distribution Services, Inc. In addition, the Parent of the Company contributed an additional $1 million of cash during the year to ensure that the Company had sufficient capital to operate its business within the regulations of the NASD.

(3) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Income Taxes

The Company is included in the consolidated federal income tax return filed by its parent. The members of the consolidated tax return group have a tax-sharing arrangement that provides, in effect, for each member to bear essentially the same federal income tax liability as if separate tax returns were filed. The tax-sharing arrangement provides for a current tax benefit to the Company for losses that are utilized in the consolidated tax return.

(c) Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

(Continued)

(d) ***Revenue Recognition***

Sales charges are based on the contractual agreements with the Gartmore Family of Mutual Funds and computed as a percentage of the gross sales of the product. Revenue is recognized as earned.

(e) ***Deferred Sales Commissions***

The Company defers certain costs, principally sales commissions, that are paid to financial advisors in connection with the sale of certain shares of Gartmore-sponsored mutual funds. The Company recovers such costs through 12b-1 distribution fees, which are paid by these funds, and a contingent deferred sales charge paid by shareholders who redeem their shares prior to the completion of the required holding period. These costs are amortized using the straight-line method over a period not to exceed six years, which approximates the required holding period for the shares. The 12b-1 distribution fees are included in sales charges in the statement of operations. Contingent deferred sales charges received by the Company are recorded as a reduction of the unamortized deferred sales commissions for the period. Amortization of deferred sales commissions was $49,904 for the year ended December 31, 2002 and is included in other operating expenses in the accompanying statement of operations.

(f) ***Fees Payable to Other Broker-Dealers***

The Company acts as the Distributor of the Gartmore Family of Mutual Funds. In this capacity, the Company has selling agreement with several external broker-dealers, through which the Gartmore funds are distributed. As compensation to these external broker-dealers, the Company pays a portion of the sales charges and 12b-1 fees collected from the mutual funds. The Company keeps a portion of these fees, known as the Underwriter Fees, and passes the remaining portion along to the external broker-dealers. As of December 31, 2002, the Company owed $358,386 to external broker-dealers for services rendered.

(4) Income Taxes

The actual income tax expense for the year ended December 31, 2002 did not differ significantly from the expected income tax expense computed by applying the federal corporate rate to income before income tax expense.

Income tax expense (benefit) consisted of the following for the year ended December 31, 2002:

		Federal	State	Total
Current	$	222,680	70,700	293,380
Deferred		(29,738)	(8,500)	(38,238)
Total	$	192,942	62,200	255,142

(Continued)

(5) Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The rule requires the maintenance of minimum "net capital" and requires that the ratio of "aggregate indebtedness" to "net capital" shall not exceed 15 to 1, as those terms are defined in Rule 15c3-1. At December 31, 2002, the Company had a ratio of aggregate indebtedness to net capital of 0.51 to 1 with a minimum net capital requirement of $54,916, and had aggregate indebtedness of $823,742 and net capital of $1,628,373.

Schedule 1

GARTMORE DISTRIBUTION SERVICES, INC.

(A Wholly Owned Subsidiary of Gartmore SA Capital Trust)

Computation of Net Capital Under Rule 15c3-1

December 31, 2002

Net capital:		
Total stockholder's equity from statement of financial condition	$	2,441,103
Deductions and/or charges:		
Nonallowable assets:		
Deferred sales commissions, net		(626,395)
Prepaid expenses		(65,379)
Deferred income tax asset		(38,238)
Fidelity bond deductible in excess of provision allowable by guidelines		(43,610)
Net capital before haircuts on securities		1,667,481
Haircuts on securities:		
Other securities		(39,108)
Net capital	$	1,628,373
Aggregate indebtedness:		
Accounts payable and other accrued expenses	$	143,300
Payable to affiliates		309,797
Federal income tax payable to parent		12,259
Fees payable to other broker-dealers		358,386
Total aggregate indebtedness	$	823,742
Company's minimum net capital requirement (greater of $25,000 or 1/15th of aggregate indebtedness)	$	54,916
Excess net capital	$	1,573,457
Ratio of aggregate indebtedness to net capital		0.51
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002):		
Net Capital, as reported in Company's Part II (unaudited) FOCUS Report	$	1,679,890
Audit adjustments to record additional state income taxes		(51,517)
Net capital per above	$	1,628,373

See accompanying independent auditors' report.

GARTMORE DISTRIBUTION SERVICES, INC.

(A Wholly Owned Subsidiary of Gartmore SA Capital Trust)

Determination of Reserve Requirement Under Rule 15c3-3

December 31, 2002

The Company has elected the exemption under Rule 15c3-3(k)(1) of the Securities and Exchange Commission, which requires that the Company deal solely in mutual funds or variable annuities. At December 31, 2002, the Company held no customer funds and had no required deposit.

See accompanying independent auditors' report.

Schedule 3

GARTMORE DISTRIBUTION SERVICES, INC.

(A Wholly Owned Subsidiary of Gartmore SA Capital Trust)

Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2002

		Fair value	Number of items
Customers' fully paid and excess-margin securities not in the respondent's possession or control as of December 31, 2002, for which instructions to reduce to possession or control action was issued as of December 31, 2002, for which the required action was not taken within the time frames specified under Rule 15c3-3.	$	None	None
Customers' fully paid securities and excess-margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2002, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$	None	None

See accompanying independent auditors' report.